

ENVIRONMENTAL LEADERSHIP

15 January 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



07020473

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax   44 121 722 4290
Our Ref LMG

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director Declaration'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 11 January 2007, Severn Trent Plc (the "Company") was notified that Dr Bernard Bulkin, a non-executive director of the Company, has been appointed as Chairman of Chemrec AB, a Swedish company specialising in gasification technology.

www.severntrent.com